DD
12/30/13

SECURITI 13026063 N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-13026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/12** AND ENDING **10/31/13**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual Funds Associates, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Chili Avenue
(No and Street)

Rochester	**New York**	**14624**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott J. Zollo **(585) 235-3600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salmin, Celona, Wehrle & Flaherty, LLP
(Name – *if individual, state last, first, middle name)*

2300 Buffalo Road, Bldg 200	**Rochester**	**New York**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD
1/31/14

OATH OR AFFIRMATION

I, Scott J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Mutual Funds Associates, Inc., as of October 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal
Title

Notary Public

PATRICIA A. MICHALOSKI
Notary Public, State of New York
No.01MI4968452
Qualified in Orleans County
Commission Expires June 25, 2015

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income.
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Shareholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
[x] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cornerstone Centre, 2300 Buffalo Road, Building 200 • Rochester, New York 14624-1365
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Mutual Funds Associates, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Mutual Funds Associates, Inc., which comprise the statements of financial condition as of October 31, 2013 and 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP
Rochester, New York

December 13, 2013

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2013 AND 2012

ASSETS

	2013	2012
Cash and cash equivalents	$ 87,307	$ 58,639
Marketable securities, at fair value	55,748	54,670
Commissions receivable	6,806	835
Prepaid expenses	1,740	1,740
Property and equipment, net	-	-
Total assets	$ 151,601	$ 115,884

LIABILITIES AND SHAREHOLDER'S EQUITY

	2013	2012
Liabilities:		
Commissions payable	$ 31,811	$ 4,472
Accounts payable	-	6,000
Income taxes payable	7,017	4,523
Total liabilities	38,828	14,995
Shareholder's equity:		
Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares	6,000	6,000
Retained earnings	106,773	94,889
Total shareholder's equity	112,773	100,889
Total liabilities and shareholder's equity	$ 151,601	$ 115,884

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED OCTOBER 31, 2013 AND 2012

	2013	2012
Revenue:		
Commissions - investments	$ 154,337	$ 137,224
Commissions - annuities	115,554	62,417
Commissions - risk management	116,349	105,824
Dividends and interest income	3,142	3,316
Gain (loss) on marketable securities	(1,847)	2,123
Total revenue	387,535	310,904
Expenses:		
Commissions	281,015	216,731
Management fees	36,000	30,000
Rent	24,000	24,000
Office supplies and expense	8,719	8,201
Insurance	3,507	3,384
Professional fees	19,510	19,335
Depreciation	-	325
Total expenses	372,751	301,976
Income before provisions from income taxes	14,784	8,928
Provision for income taxes	2,900	1,200
Net income	$ 11,884	$ 7,728

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2013 AND 2012

	Common Stock	Retained Earnings	Total
Balance, November 1, 2011	$ 6,000	$ 87,161	$ 93,161
Net income for the year ended October 31, 2012	-	7,728	7,728
Balance, October 31, 2012	6,000	94,889	100,889
Net income for the year ended October 31, 2013	-	11,884	11,884
Balance, October 31, 2013	$ 6,000	$ 106,773	$ 112,773

See accompanying notes to financial statements

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 11,884	$ 7,728
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	-	325
Decrease (increase) in marketable securities	(1,078)	(5,164)
Decrease (increase) in commissions receivable	(5,971)	770
Increase (decrease) in commissions payable	27,339	661
Increase (decrease) in accounts payable	(6,000)	(5,100)
Increase (decrease) in income taxes payable	2,494	(2,516)
Net cash provided by (used in) operating activities	28,668	(3,296)
Net increase (decrease) in cash and cash equivalents	28,668	(3,296)
Cash and cash equivalents - beginning of year	58,639	61,935
Cash and cash equivalents - end of year	$ 87,307	$ 58,639
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ 406	$ 3,716

See accompanying notes to financial statements

1. THE COMPANY

Mutual Funds Associates, Inc. is a commission based representative for several mutual fund companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the mutual fund companies and are managed solely by those funds. Mutual Funds Associates, Inc. is strictly a representative and its client base is mostly from the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures. The resulting difference between cost and fair value is included in revenue.

The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies.

Commissions Receivable - The Company has receivables that arise from placing clients with mutual fund companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is five years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in income.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Marketable securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes - The Company accounts for income taxes in accordance with the ASC regarding Accounting for Income Taxes. This standard requires, among other things, recognition of future tax liability and benefits, measured by applying enacted tax rates attributable to future deductible and taxable temporary differences between financial statement and income tax basis of assets and liabilities, and tax credit carry forwards to the extent that realization of such benefits is more likely than not. The Company has insignificant differences between financial statement and income tax basis of assets and liabilities and, therefore, has not recorded any deferred tax asset or liability as of October 31, 2013 and 2012.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company are recorded in operating expenses, which was $-0- for the years ending October 31, 2013 and 2012.

3. FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. FAIR VALUE MEASUREMENT, Continued

The Company's mutual fund is valued at quoted market price, which represents the net asset value of shares held by the Company at year end. This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

The Company's marketable securities are Level 1 assets.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at October 31:

	2013	2012
Office equipment	$ 6,491	$ 6,491
Less: Accumulated depreciation	6,491	6,491
	$ -	$ -

Depreciation expense for the years ended October 31, 2013 and 2012 amounted to $-0- and $325, respectively.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2013, the Company had net capital of $102,671 which was $97,671 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of .3782 to 1.

6. INCOME TAXES

The provision for income taxes consists of the following:

	2013	2012
Currently payable – Federal	$ 2,200	$ 1,000
Currently payable – State	700	200
	$ 2,900	$ 1,200

The actual income tax provision for the years ended October 31, 2013 and 2012 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes, depreciation and the effect of the unrealized gains and losses on marketable securities.

7. RELATED PARTY TRANSACTIONS

The Company receives commission revenue from Core Alpha, Inc., an entity wholly owned by a relative of the shareholder, for placing clients with mutual fund companies. Commission income totaled $115,544 and $105,210 for the years ended October 31, 2013 and 2012, respectively.

The Company rents office space and equipment under an informal agreement from the shareholder. Rental expense under this informal agreement amounted to $24,000 for each of the years ended October 31, 2013 and 2012.

The Company pays management fees to Accuvest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $36,000 and $30,000 for the years ended October 31, 2013 and 2012, respectively. At October 31, 2013 and 2012, accounts payable to Accuvest Planning, Inc. totaled $-0- and $6,000, respectively.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available to be issued.

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cornerstone Centre, 2300 Buffalo Road, Building 200 • Rochester, New York 14624-1365
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Shareholder
Mutual Funds Associates, Inc.

We have audited the financial statements of Mutual Funds Associates, Inc. as of and for the year ended October 31, 2013, and have issued our report thereon dated December 13, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP
Rochester, New York

December 13, 2013

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2013

1.	Total ownership equity from Statement of Financial Condition			$ 112,773
2.	Deduct: Ownership equity not allowable for Net Capital			-
3.	Total ownership equity qualified for Net Capital			112,773
4.	Add:			
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B.	Other (deductions) or allowable credits		-
5.	Total capital and allowable subordinated liabilities			112,773
6.	Deductions and/or charges:			
	A.	Total non-allowable assets from Statement of Financial Condition		(1,740)
	B.	Secured demand note deficiency		-
	C.	Commodity futures contracts and spot commodities		-
	D.	Other deductions and/or charges		-
7.	Other additions and/or allowable credits			-
8.	Net Capital before haircuts on securities positions			111,033
9.	Haircuts on securities:			
	A.	Contractual securities commitments		-
	B.	Subordinated securities borrowings		-
	C.	Trading and investment securities:		
		1.	Exempted securities	-
		2.	Debt securities	-
		3.	Options	-
		4.	Other securities	(8,362)
	D.	Undue concentration		-
	E.	Other		-
10.	Net Capital			$ 102,671

Continued on next page

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2013
(Continued)

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,589
12.	Minimum dollar net capital requirement of reporting broker dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 97,671
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 96,671

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition			$ 38,828
17.	Add:	A.	Drafts for immediate credit	-
		B.	Market value of securities borrowed for which no equivalent value is paid or credited	-
		C.	Other unrecorded amounts	-
18.	Deduct:		Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness			$ 38,828
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			37.82%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net Capital per the Company's FOCUS Report (Unaudited)	$ 102,681
Difference due to input error of haircuts on securities amount	(10)
Net Capital per this computation	$ 102,671

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2013

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cornerstone Centre, 2300 Buffalo Road, Building 200 • Rochester, New York 14624-1365
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Mutual Funds Associates, Inc.

In planning and performing our audit of the financial statements of Mutual Funds Associates, Inc. (Company) as of and for the year ended October 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency. We consider the following deficiency in the Company's internal control to be a significant deficiency:

- The framework for effective internal control over financial reporting requires that management or a designated employee should prepare the Company's financial statements, including appropriate disclosures. Due to limited resources, the Company does not possess internal capabilities to prepare financial statements. Management is aware of this deficiency and has concluded the cost of correcting the deficiency exceeds the benefit.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP
Rochester, New York

December 13, 2013

SALMIN, CELONA, WEHRLE & FLAHERTY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cornerstone Centre, 2300 Buffalo Road, Building 200 • Rochester, New York 14624-1365
585 / 279 / 0120 • FAX 585 / 279 / 0166 • EMAIL postmaster@scwf-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder
Mutual Funds Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2013, which were agreed to by Mutual Funds Associates, Inc. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records, noting there were no payments made during the year;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2013, as applicable, with the amounts reported on Form SIPC-7 for the year ended October 31, 2013, noting no differences;

3. Compared any adjustments reported on Form SIPC-7 with the Company's related schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and on the Company's related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a prior year overpayment of $150 being properly applied to the current year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salmin, Celona, Wehrle & Flaherty, LLP

Salmin, Celona, Wehrle & Flaherty, LLP
Rochester, New York

December 13, 2013